List of Subsidiaries

1.	Success Million International Limited

2.	Beijing Telestone Technology Company Limited (Subsidiary of Success Million International Limited)

3.	Beijing Telestone Wireless Telecommunication Co., Ltd. (Controlled by Beijing Telestone Technology Company Ltd. though a VIE structure)

4.	Shandong Guolian Telecommunication Technology Limited (Subsidiary of Beijing Telestone Wireless Telecommunication Co., Ltd.)

5.	Pan-pacific Telecommunication Company Limited (Subsidiary of Shandong Guolian Telecommunication Co., Ltd.)

6.	Beijing Telestone Communication Technology Co., Ltd. (Subsidiary of Beijing Telestone Wireless Telecommunication Co., Ltd.)